April 7, 2021

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Medalist Diversified REIT, Inc. Registration Statement on Form S-11 File No. 333-254504

VIA EDGAR

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Kingswood Capital Markets, division of Benchmark Investments, Inc., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Washington D.C. time, on Thursday, April 8, 2021, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: April 2, 2021.
(ii)	Dates of distribution: April 2, 2021 through the date hereof.
(iii)	Number of prospective underwriters and selected dealers to whom the preliminary prospectus was furnished: 5.
(iv)	Number of prospectuses so distributed: 400.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature Page Follows]

Kingswood Capital Markets, division of
Benchmark Investments, Inc.

By: /s/ Sam Fleishman
Name: Sam Fleischman
Title: Supervisory Principal